1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION
6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2009-12

POLYMET ACHIEVES KEY MILESTONE WITH EIS ON PUBLIC NOTICE

Hoyt Lakes, Minnesota, November 2, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE AMEX: PLM) (“PolyMet” or the “Company”) reported today on the status of its copper-nickel-precious metals project located in the established mining district of northeastern Minnesota following the publication of the draft Environmental Impact Statement (EIS)—a key milestone for the project.

The Minnesota Department of Natural Resources (MDNR) formally started the public comment period with notice of availability today’s Environmental Quality Board Monitor. The U.S. Army Corps. of Engineers (USACE) will publish notice of availability under Federal guidelines in the Federal Register on November 6, 2009.

These notices of availability mark the start of the public comment period. Federal rules require a minimum of a 45-day public comment period. As lead Agencies, the MDNR and USACE have decided on a 90-day public comment period ending at 4:30 pm on February 3, 2010.

PolyMet does not anticipate that the duration of the public comment period will affect its expectation of a 6-9 month process to complete permitting.

Two public meetings will be held, both starting at 7:00 pm: Wednesday, December 9, at the Mesabi East Schools, Aurora, MN and on Thursday, December 10, at Schwan National Sports Center, Blaine, MN.

Environmental Review Update

  The draft EIS, which was made available on the Minnesota Department of Natural Resources (MDNR) website October 28, provides an extensive review of the potential environmental impacts of restarting the Erie processing facilities, adding new metallurgical facilities at the plant site, and developing the new NorthMet mine.

  The draft EIS demonstrates how PolyMet will meet applicable federal and Minnesota environmental regulations, which are considered by many to be among the most rigorous in the world.

“Most of us who work for PolyMet grew up, live and have spent our careers working in this community. We take our responsibility to the environment very seriously,” observed Joe Scipioni, President and CEO of PolyMet. “We welcome comments from the public on the draft EIS and we will work with the Agencies to address any legitimate concerns people may have.”

PolyMet’s environmental review started in February 2004. In October 2005, following a public comment period, the State of Minnesota published the final Environmental Assessment Worksheet that has guided development of the draft EIS, which marks the culmination of four years of intensive testing and technical studies by recognized world experts. PolyMet has invested more than $20 million into the environmental review process. Based on the extensive and comprehensive studies and review, PolyMet is confident the draft EIS is thorough and accurate and provides regulatory agencies with information needed to develop and issue operating permits.

The PolyMet project is surrounded by former and active mines on the eastern end of the Mesabi Iron Range. The proposed project will reuse much of the existing infrastructure at the brown field site. Ore will be transported from the open pit mine along existing rail track to the Erie Plant. The Erie Plant and existing infrastructure include large-scale crushing and grinding facilities, extensive tailings capacity that will be reused without disturbing additional land, an electrical substation, and water supply.

Local infrastructure includes power, road, rail, major equipment suppliers, and a large pool of skilled labor that lives in nearby towns. The project is expected to require approximately 1.5 million hours of construction labor. Once complete, PolyMet expects to employ approximately 400 people. The University of Minnesota has independently estimated the total economic impact to be in approximately of $250 million a year.

The metals PolyMet plans to produce are of strategic importance and are essential to the U.S. economy, especially if the country is to fulfill is desire to become a leader in environmentally friendly industries:

  Copper is an efficient conductor of electricity and is used extensively in electric power generation and for transmission of power from source to residential and industrial consumers. It is an essential element in wind turbines, transmission lines, as well as in hybrid cars, amongst other applications.

  Nickel is used primarily to improve the strength and durability of specialty steels such as stainless steel.

  The major consumption of platinum group metals is in catalytic convertors that remove noxious gasses from car and truck exhausts.

Mr. Scipioni stated, “Minnesota is facing serious economic challenges,” he continued. “Northeastern Minnesota needs good, stable, well paid jobs that diversify the economy from its dependence on the iron ore industry. We have an opportunity to build an environmentally responsible source of essential raw materials, providing new jobs and opportunities for the people of Minnesota.”

“Completion and publication of the draft EIS is a major milestone,” Mr. Scipioni concluded. “We recognize the support of local, state and national leaders, our shareholders, and our employees, as well as the hard work of our consultants, and the State and Federal Agencies and their consultants involved with achieving this milestone.”

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately 1.5 million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti
KCSA Strategic Communications
+1 (212) 896-1273
cagresti@kcsa.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “is confident that,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.